GenTek Inc. Announces ISRA Approval;
Satisfaction of Other Governmental Regulatory Approvals
PARSIPPANY, N.J., October 27, 2009 — GenTek Inc. (NASDAQ: GETI) today announced that it has obtained necessary approvals from the New Jersey Department of Environmental Protection pursuant to the New Jersey Industrial Site Recovery Act (“ISRA”) required in connection with the previously announced tender offer for all outstanding shares of GenTek common stock at a price of $38.00 per share, net to stockholders in cash, without interest and less any applicable withholding taxes, commenced by ASP GT Acquisition Corp. (“ASP”), a wholly-owned subsidiary of investment funds managed by American Securities LLC, a private equity firm.
Accordingly, the conditions to the tender offer that any required governmental approvals be obtained, that any waiting periods (or extensions thereof) lapse, and that any mandated filings be made has been satisfied. The tender offer continues to be conditioned upon the other conditions described in the offer to purchase, the related letter of transmittal, and other tender offer materials that ASP filed with the Securities and Exchange Commission on Sept. 29, 2009, as amended.
The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 27, 2009, unless it is extended.
Moelis & Company is acting as financial advisor to GenTek and Latham & Watkins LLP is legal counsel to GenTek.
About GenTek Inc.
GenTek provides specialty inorganic chemical products and valve actuation systems and components for automotive and heavy duty/commercial engines. GenTek operates over 50 manufacturing facilities and technical centers and has approximately 1,100 employees. GenTek’s 2,000-plus customers include many of the world’s leading manufacturers of cars and trucks, and heavy equipment, in addition to global energy companies and water treatment facilities. Additional information about the Company is available at www.gentek-global.com.
Important Information about the Tender Offer
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of GenTek common stock has been made pursuant to an offer to purchase and related materials that ASP filed with the U.S. Securities and Exchange Commission. At the time the tender offer was commenced, on September 29, 2009, ASP filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter on October 2, 2009, GenTek filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/ RECOMMENDATION STATEMENT, IN EACH CASE, AS AMENDED, CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER

OFFER. These materials have been sent free of charge to all stockholders of GenTek. In addition, all of these materials are available at no charge from the U.S. Securities and Exchange Commission through its web site at www.sec.gov, from the Information Agent named in the tender offer materials or from ASP.
Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from GenTek at www.gentek-global.com.
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For more information, please contact:
GenTek Inc.
Investor/Media Contact:
William E. Redmond, Jr.
973-515-0900
IR@gentek-global.com